Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Computation of Ratio of Earnings to Fixed Charges
	(dollars in thousands)

	2009	2008	2007	2006	2005
Pre-tax Income (loss) from continuing operations
non controlling interest	$(29,035)	$(144,158)	$31,029	$18,636	$9,512

Fixed Charges-per below	2,429	2,293	2,986	2,085	818

Less:
Capitalized interest	7	11	5	18	35

Earnings before fixed charges	(26,599)	(141,855)	34,020	20,739	10,365

Fixed charges:

Interest expensed and capitalized	191	207	821	1,050	225
Amortization of debt financing costs	364	292	709	115	92
Estimate of interest within rental expense	1,874	1,794	1,456	920	501

Total Fixed charges	$2,429	$2,293	$2,986	$2,085	$818

Ratio of Earnings to Fixed Charges	N/A	N/A	11.4	9.9	12.7

Deficiency of Earnings Available to cover Fixed Charges	$(29,028)	$(144,147)	—	—	—